

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via E-mail</u>
James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

    Re: BioDelivery Sciences International, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 19, 2012
              File No. 001-31361

Dear Mr. McNulty:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Joel Parker

                                Joel Parker
                                Accounting Branch Chief